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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Teekay Shipping Corporation

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

Y8564W 10 3

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

13G
CUSIP No. Y8564W 10 3

1.	Name of Reporting Person: JTK Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Organized under the laws of the Bahamas

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power:

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power:

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: 00

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13G

Item 1.
	(a)	Name of Issuer:
This Schedule 13G relates to Teekay Shipping Corporation, a Marshall Islands corporation (the “Company”).
	(b)	Address of Issuer’s Principal Executive Offices:
The Company’s principal executive headquarters are located at TK House, Bayside Executive Parks, West Bay Street 4 Blake Road, P.O. Box AP-59213, Nassau, Bahamas.

Item 2.
	(a)	Name of Person Filing:
This Schedule 13G relates to JTK Trust.
	(b)	Address of Principal Business Office or, if none, Residence:
The business address of the reporting person is Worldwide Trust Services Limited, P.O. Box N-4825, Charlotte House, Charlotte Street, Nassau, Bahamas.
	(c)	Citizenship:
JTK Trust is a trust organized under the laws of the Bahamas.
	(d)	Title of Class of Securities:
This Schedule 13G relates to the Company’s common stock, $0.001 par value per share (the “Common Stock”).
	(e)	CUSIP Number:
The CUSIP Number for the Company’s Common Stock is Y8564W 10 3.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

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13G

Item 4.	Ownership.
As of December 31, 2002, all of the shares of the Company's Common Stock previously beneficially owned by JTK Trust have been transferred to Resolute Investments Inc., a Bahamian corporation.
(a) Amount beneficially owned:
-0-
(b) Percent of class:
-0-%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
-0-
(ii) Shared power to vote or to direct the vote:
-0-
(iii) Sole power to dispose or to direct the disposition of:
-0-
(iv) Shared power to dispose or to direct the disposition of:
-0-

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

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13G

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	14 February 2003

Company Name(s):

JTK TRUST

By:	/s/ WORLDWIDE TRUST SERVICES LIMITED, as Trustee

By:	/s/ John E. King
Name:	John E. King
Title:	President

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